

May 6, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

RECEIVED
2010 MAY 11 A 8:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 046/2010**

  Subject: Report on the results of the exercise of warrants (ESOP Grant IV and V) in April 2010.

  Date: May 6, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.


10015688

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

RECEIVED
2010 MAY 11 A 8:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Summary Translation Letter
To the Stock Exchange of Thailand
May 6, 2010

AIS-CP 046/2010

May 6, 2010

Subject: Report on the results of the exercise of warrants (ESOP Grant IV and V) in April 2010.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant IV	Grant V
The number of warrants (units)	9,686,700	10,138,500
Issuing Date	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	82.418	72.945
Exercise Ratio (warrant : common share)	1 : 1.29417	1 : 1.25390
Maturity of Warrants	5 years from the issuing date	

The Company would like to report the results of the exercise of warrants (ESOP Grant IV and V) in April 2010 as follows:

Outstanding of ESOP	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	42,500
No. of remaining unexercised warrants (units)	8,987,400	5,849,700
No. of shares derived from this exercise (shares)	-	53,290
No. of remaining shares reserved for warrants (shares) *	11,574,228	7,678,703

* The 2010 Annual General Meeting of Shareholders approved the allotment of additional shares to reserve the exercised ESOP.